May 13, 2010	Via Edgar and Overnight Mail

Mr. Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549
Mail Stop 4561

Re:	Park Electrochemical Corp. Form 10-K Filed on May 15, 2009 Form 8-K Filed on December 22, 2009 File No. 001-04415

Dear Mr. Krikorian:

We have reviewed the comments relating to the above referenced filings and to our response letters dated January 29, 2010 and March 19, 2010 presented in the letter signed by you and dated April 29, 2010 to Mr. Brian E. Shore, President and Chief Executive Officer of Park Electrochemical Corp. (hereinafter “Park” or the “Company”).  We discussed the comments with you, Tamara Tangen, Staff Accountant, and Katherine Wray, Staff Attorney, in a telephone conference call on May 7, 2010 (the “Conference Call”). The comments and Park’s responses to the comments are set forth below:

Form 10-K For the Fiscal Year Ended March 1, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Prior Comment No. 1

1.
We are considering your responses to prior comments regarding the derecognition of the liabilities associated with the Company’s Dielektra GmbH subsidiary.  You have described the court’s 2009 dismissal of “the claim of the insolvency administrator…in its entirety and released the Company from any obligation or liability with respect to such claim.”  Paragraph 16b of SFAS 140 defines extinguishment of liabilities as the legal release, judicially or by the creditor, of the debtor from being the primary obligor, while SFAS 5 requires a liability be recorded if it is probable and estimable.  Given your description of the court’s dismissal, please explain the reasons why the dismissal does not qualify as a legal release pursuant to SFAS 140.  Discuss the specific terms of the court’s dismissal, that is, does there remain some possibility of a claim in a different jurisdiction?

Response:

As we discussed during the Conference Call, although the Company thought that it was not a “debtor” or “primary obligor” as those terms are used in paragraph 16b of SFAS 140, the Company represents that the court’s dismissal qualifies as a legal release pursuant to paragraph 16b of SFAS 140.

The court’s dismissal and the appellate court’s denial of the insolvency administrator’s appeal were final, and we believe there is no possibility of a claim in a different jurisdiction or of any other claim by any other claimant in this matter.

2.
Tell us why you believe that the liabilities were subject to SFAS 5 upon the insolvency of your German subsidiary.  That is, indicate why the liabilities do not remain in the scope of the accounting literature used to initially recognize those liabilities. Explain why the probability of a claim being asserted is determinative of being legally released from your obligation and why you believe that use of SFAS 5 is the proper literature to account for both the recognizing and derecognizing of these liabilities.

Response:

As we discussed during the Conference call, the subject liabilities were liabilities of Dielektra, the Company’s former subsidiary in Germany.  In 2004, after the Company discontinued its financial support of this subsidiary, Dielektra filed an insolvency petition, and the Company wrote-off all of the assets of Dielektra.  However, shortly after the insolvency of the subsidiary in February 2004, the insolvency administrator asserted claims against the Company for the liabilities of Dielektra, and in the Company’s judgment, at that time, the likelihood of the Company’s incurring a loss relating to such liabilities was probable.  Therefore, the Company continued to report such liabilities from the discontinued operations of Dielektra on its Consolidated Balance Sheet in accordance with SFAS 5.  Subsequently, the insolvency administrator initiated legal proceedings against the Company in December 2007, which, as discussed in our response to Comment No. 1 above, were dismissed by Commercial Court of Cologne in December 2008.  Based on such dismissal and the advice of counsel that the success of the insolvency administrator’s appeal was remote, the Company concluded that it was remote that the Company would incur any future loss relating to such liabilities. Therefore, in December 2008, the Company recorded the benefit from discontinued operations related to the elimination of the liabilities of Dielektra under SFAS 5.

General

Please provide any questions or comments that the staff may have with respect to our responses to the staff’s comments to Stephen Gilhuley, Park’s Executive Vice President, Secretary and General Counsel, or David Dahlquist, Park’s Vice President and Chief Financial Officer, at 631-465-3600 or send them via facsimile to 631-465-3100.

Very truly yours,

PARK ELECTROCHEMICAL CORP.

Stephen E. Gilhuley
Executive Vice President, Secretary and General Counsel

jc